Report (Revised)

on the

Cordillera del Condor Property Departamento de Amazonas

Peru

For:

Dorato Resources Inc.

Suite 507-837 West Hastings St., Vancouver, B.C.

V6C 3N6

By:

G. D. Belik, P.Geo.

January 28, 2008

Table of Contents
Page No.
Summary	1
Introduction and Terms of Reference	4
Disclaimer	4
Property Description and Location	4
Accessibility, Climate, Local Resources, Infrastructure and Physiography	10
History	10
Geological Setting	15
Deposit Types	19
Mineralization and Alteration	24
Exploration	32
Drilling	32
Mineral Processing and Metallurgical Testing	32
Mineral Resource and Mineral Reserve Estimates	32
Sampling Method and Approach	30
Sample Preparation, Analysis and Security	30
Data Verification	31
Interpretation and Conclusions	31
Recommendations	32

Appendices: Appendix A: Appendix B: Appendix C: Appendix D: Appendix E:	Estimated Cost of Recommended Program References Writer’s Certificate Rock Sample Descriptions (GBCC-1 to 9) Assay Certificates

Tables: Table 1:	Title Information	7
Table 2:	El Tambo Vein Samples	26
Table 3:	El Tambo Wall Rock Samples	26
Table 4:	El Tambo Aureole Samples	27
Table 5:	El Tambo Quartzite Breccia Samples	28
Table 6:	Conaima 4 Samples	29
Maps: Figure 1	Location Map	5
Figure 2	Mineral Title Map	6
Figure 3	Exploration Targets Afrodita Concessions	13
Figure 4	Simplified Geology of Ecuador and Northern Peru	16
Figure 5	Cordillera del Condor Property Geology	18
Figure 6	Type Section Through the FDN Deposit	20
Figure 7	Simplified Sketch, El Tambo Zone	25

Summary

The Cordillera del Condor property is comprised of 68 mineral claims and mining concessions located in northern Peru. The mineral titles form two large blocks adjacent to Ecuador and extend along the easterly to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Peru and Ecuador. The claim blocks are located about 7.5 kilometers apart and have a combined area of approximately 60,000 hectares. The area is sparsely populated and covered by tropical rain forest. The mean elevation of the area is about 1200 meters above sea level.

Dorato Resources Inc. acquired the property through four option agreements with Peruvian nationals and a separate option agreement with Compania Minera Afrodita S.A., a private Peruvian Company. Afrodita and the mineral titles owned by Afrodita are the subject of any arbitration hearing relating to option-to-purchase agreement between Afrodita and Goldmarca Limited dated May 5th, 2006. A ruling by the Arbitration Court is pending. The Mineral Claims covered by the agreements between Dorato and the Peruvian nationals are not affected by the arbitration hearing.

Historically, the Cordillera del Condor area has been known since the Pre-Columbian era as an important source of alluvial gold but due mainly to its remoteness had not received extensive exploration until recent times. The initial exploration rush into the region started in 1981 with the discovery of high-grade gold mineralization at Nambija near the town of Zamora, Ecuador. Prospectors and artisinal miners (“garimpeiros”) continued working east from Nambija to the frontier region with Peru. News of the discovery at Nambija and other discoveries along the border region with Peru attracted the attention of foreign exploration companies who acquired ground and carried out exploration programs along the Ecuadorian side of the border. Currently there are a large number of projects in this part of Ecuador at the advanced exploration or development stage. The recent announcement by Aurelian Resources Inc. of a 43-10 1 compliant, initial resource estimate of 58.9 million tonnes grading 7.23 g/t gold (13.7 million ounces) at Fruta del Norte underscores the recent success and exploration potential of the region.

There has been very little exploration carried out to date along the Peruvian side of the border due largely to geopolitical events and restrictions imposed by the Peruvian government. Prior to 1992, no exploration was permitted along Peru’s border regions. In 1992 the mining code was revised to permit mining in the frontier regions but shortly after, a border dispute broke out between Peru and Ecuador, which lasted until 1999. After resolution of the dispute, an approximate 10 km-wide tract of land running along the Peruvian side of the border was given protected status partly on ecological grounds and partly for security reasons. Based largely on the current exploration boom along the Ecuadorian side of the border, the southern limit of the park was moved north in late 2006 in order to allow exploration company access to prospective terrain on the Peruvian side of the border. Large tracts of ground (including those parcels optioned by Dorato) were subsequently staked along the border region. The concessions owned by Minera Afrodita predate the border conflict and have remained in good standing since they were issued in 1993-1995.

The Cordillera del Condor area occurs within the physiographic Subandean zone, a complex fold-thrust belt which includes the Cutucu and Cordillera del Condor frontal uplifts. The Subandean zone contains remnants of an Early Mesozoic rift system manifested by a series of grabens formed within a complex system of northerly-trending curvilinear normal faults that terminate against or merge with northeast-trending, strike-slip faults. During the Early to Middle Jurassic, these rift basins were in-filled by shallow-marine to epicontinental sediments and arc-type, andesitic to basaltic volcanics and volcaniclastics and intruded by coeval granitic rocks of the Middle to Late Jurassic Zamora Batholith. Following a period of extensive erosion, Jurassic units were covered by Cretaceous epicontinental to shallow marine sandstones, mudstone and limestone. The Cordillera del Condor uplift occurred during a period of compression related to renewed collision along the northern Andean margin during late Upper Cretaceous to Early Tertiary.

Mineralization in the Cordillera del Condor district on the Ecuadorian side of the border is varied and complex with at least three mineralizing events. Four main deposits types are present which include: 1) Epithermal, low- to intermediate-sulphidation Au-Ag deposits (Aurelian-type) associated with the Early Mesozoic rift basins; mineralization occurs as veins, intense stockwork zones and siliceous replacement zones within Jurassic volcanics and sediments. 2) Oxidized goldskarns (Nambij a-type) that occur within brecciated and altered Lower Mesozoic volcanics and sediment intruded by early phases of the Zamora Batholith. 3) Cu-Au calc-alkaline porphyries (Corriente type) associated with late porphyritic phases of the Zamora Batholith. 4) Epithermal Au-Ag-Zn-Pb-Cu veins and breccia pipes (Chinapintza district) hosted within an upper Lower to Middle Cretaceous, dacitic to rhyolitic volcanic complex.

Dorato’s Cordillera del Condor property has a potential for hosting significant deposits in all of the above settings. Essentially the same geological setting extends across the border from Ecuador into Peru. To date only relatively minor work has been carried out on the Afrodita concessions and although preliminary in nature has identified five areas of significant alteration and mineralization. The rest of the property remains untested.

In the opinion of the author, the Cordillera del Condor property has an excellent exploration potential and an extensive phased program of exploration to fully evaluate this potential is warranted. Subject to the resolution of the dispute between Goldmarca and Afrodita in favor of Afrodita and confirmation of Dorato’s legal right to acquire Afrodita (and the Mineral Concessions held by Afrodita) an initial 2-phase program consisting of mapping, prospecting, stream geochemistry, soil surveys and ground geophysical surveys (Phase I), followed by diamond drilling (Phase II) is recommended. The estimated cost to complete both phases is US $4,460,000.

Small Peruvian military outpost of El Tambo located near the border with Ecuador. Small “Garimpeiro” workings are visible in the foreground.

View from El Tambo looking east across the central part of the Cordillera del Condor proj ect area.

Introduction and Terms of Reference

This report was prepared at the request of Dorato Resource Inc. and discusses the regional setting and mineral exploration potential of the Cordillera del Condor Property. The report is based on a thorough review of prior exploration results on the property, a review of government reports and maps and a general review of available information regarding the exploration history and nature of the deposits in the district and the results of current and past exploration activity in the general region.

The author visited the project area on October 27, 2007. Nine character-type samples were collected from some of the showings and alteration zones exposed at the El Tambo prospect and submitted to Acme Analytical Labs in Vancouver for analyses. Description of the samples and discussion of the results are included in this report.

Disclaimer

The author has relied on information supplied by Dorato Resource Inc. concerning the status, ownership and location of the mineral titles comprising the property but has not independently verified or attempted to verify the accuracy, completeness or authenticity of the information and disclaims responsibility for such information. The author is not aware, however, of any information that would lead him to believe that the claim information or claim locations as presented are not accurate or are unreliable.

Property Description and Location

Dorato Resources Inc. has entered into four option agreements with several Peruvian nationals to acquire a 100% interest in 61 Mineral Claims totaling 54,763 hectares (547.63 square km) by making payments totalling US $ 1,220,00 and issuing 7,150,000 common shares in stages over a 36-month period. On October 18th, 2007, Dorato entered into a separate option agreement to purchase Compania Minera Afrodita (Afrodita), a private Peruvian company registered in Lima, Peru which owns Mining Concessions, totalling approximately 5,000 hectares, located in the area of the Mineral Claims in return for 3,000,000 shares and US $8,000,000 payable over 36 months. Complete terms of the option/purchase agreements are outlined in a news release issued by the company on November 21, 2007.

The Mineral Claims and Mining Concessions subject to the option/purchase agreements (collectively referred to as the “Cordillera del Condor Property”) are located in northern Peru, adjacent to the border with Ecuador (Figure 1). Jurisdictionally, all of the claims and concessions occur within the Province of Condorcanqui, Department of Amazonas. The City of Lima is located about 850 kms to the south.

The mineral titles form two large blocks located about 8.5 km apart (Figure 2). The northern block is about 34 km long and up to 10.5 km wide. The southern block is about 42 km long and up to 14 km wide. Title information is outlined in Table 1.

650000
700000
750000
800000
9600000
9550000
9500000
9450000
9400000
N
ECUADOR
PERU
Bermejos
El Rosario
Amazonas
Gualaquiza
GUALAQUIZA
Proveduria
Chuchumblezo
El Pangui
Saraguro
ZARUMA
Los encuentros
Chapintza
Veintiocho de Mayo
Paquisha
Sabanilla
Catamayo
EMILIO
PONCE ENRIQUEZ
LOJA
Cumbaratza
Soñaderos
ZAMORA
Zamora
La Wintza
Mayaicu
Surmi
CATACOCHA
Malacatos
Vilcabamba
Cariamanga
Yangana
Tapalca
El Porvenir
Palanda
Puesto Llave
Pv - 1
Pv - 12 de Enero
Jimenes Banda
Pv - Cap. Ponce
Pv - Falsa Paqui
Pv-4 B
Pv - Comaina
Pv - Teniente Nu
Huampani
Santa Maria
de Nieva
CIRO ALEGRIA
CAJAMARCA DPTO
AMAZONAS DPTO
Chiriako
Santa Cruz
JAEN-SHUMBA
San Miguel
de las Naranjas
Naranjos Alto
ECUADOR
AMAZONAS DEPARTMENT
PACIFIC OCEAN
JAEN
CHACHAPOYAS
CHICLAYO
LIMA
COLOMBIA
BRASIL
PERU
Amazonas Dpt

ECUADOR
PERU
CORDILLERA DEL CONDOR PROPERTY
LEGEND
Carlos Armando Ballón Barraza
Victor Mariano Alvaro Martinez
Compañia Minera Afrodita S.A.
DORATO RESOURCES
CONCESSIONS AND CLAIMS
Minera NDR Perú S.A.C.
Inversiones Mineras Alexander S.A.C.
Carmen Rosa Carpena Rosas
Jose Santos Rodriguez Pizan
Ichigkat Muja National Park
National Park Buffer Zone
Tuntanain Communal Reserve
Mining concession
Petitorio (mineral claim)
Peru / Ecuador frontier (based on INACC data)
Datum: WGS 84, Zona 17
Datum: PSAD 56, Zona 17
0
5
10 Km
Limit Buffer Zone (Reserva Tuntanain)
LAHAINA 18
MARAVILLA 1
LAHAINA 19
LAHAINA 20
VICMARAMA 17
VICMARAMA 16
VICMARAMA 14
VICMARAMA 15
MARAVILLA 2
VICMARAMA 13
LAHAINA 3
LAHAINA 17
LAHAINA 1
LAHAINA 2
MARAVILLA 16
MARAVILLA 15
MARAVILLA 12
MARAVILLA 14
MARAVILLA 17
MARAVILLA 13
MARAVILLA 3
MARAVILLA 4
MARAVILLA 5
LAHAINA 4
LAHAINA 5
LAHAINA 6
VICMARAMA 11
COMAINA 3
COMAINA 1
LAHAINA 7
VICMARAMA 10
MARAVILLA 6
LAHAINA 8
COMAINA 2
LAHAINA 9
VICMARAMA 9
HITO
CAMPANA 1
APU
LAHAINA 10
MARAVILLA 7
CAMPANA 2
LAHAINA 11
LAHAINA 12
MARAVILLA 8
LAHAINA 13
LAHAINA 14
LAHAINA 15
LAHAINA 16
VICMARAMA 2
VICMARAMA 5
PAMINA
VICMARAMA 8
MARAVILLA 18
VICMARAMA 6
VICMARAMA 4
LAHAINA 21
VICMARAMA 1
VICMARAMA 3
LAHAINA 22
LAHAINA 23
LAHAINA 25
LAHAINA 26
LAHAINA 27
MARAVILLA 10
LAHAINA 28
MARAVILLA 9
LAHAINA 24
760000
770000
780000
790000
800000
810000
820000
9610000
9600000
9590000
9580000
9570000
9560000
9550000
9540000
9530000
9520000
N

Fig 2 Mineral Title Map

Table I Title Information

Mineral Claim	Record No	Title Holder	Date Issued	Gross Area (ha)	Net Area (ha)	Taxes (US $)
LAHAINA 1	010257406	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	803.3410	3,000.00
LAHAINA 2	010257506	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 3	010257606	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 4	010257706	Carlos Armando Ballon Barraza	2006-06-12	700.00	689.2444	2,100.00
LAHAINA 5	010257806	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 6	010257906	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	975.9268	3,000.00
LAHAINA 7	010258006	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 8	010258106	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 9	010258206	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 10	010258306	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 11	010258406	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 12	010258506	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 13	010258606	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 14	010258706	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 15	010258806	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 16	010258906	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 17	010259006	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 18	010459106	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	907.7881	3,000.00
LAHAINA 19	010459206	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	922.4605	3,000.00
LAHAINA 20	010459306	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 21	010459406	Carlos Armando Ballon Barraza	2006-10-27	200.00	200.0000	600.00
LAHAINA 22	010459506	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	956.6783	3,000.00
LAHAINA 23	010459606	Carlos Armando Ballon Barraza	2006-10-27	800.00	800.0000	2,400.00
LAHAINA 24	010459706	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	947.8885	3,000.00
LAHAINA 25	010459806	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	973.4304	3,000.00
LAHAINA 26	010459906	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 27	010460106	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 28	010460006	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	951.4360	3,000.00
MARAVILLA 1	010080907	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	803.3410	3,000.00
MARAVILLA 2	010081007	Carlos Armando Ballon Barraza	2007-01-12	900.00	900.0000	2,700.00
MARAVILLA 3	010081107	Carlos Armando Ballon Barraza	2007-01-12	900.00	900.0000	2,700.00
MARAVILLA 4	010081207	Carlos Armando Ballon Barraza	2007-01-12	700.00	689.2444	2,100.00
MARAVILLA 5	010081307	Carlos Armando Ballon Barraza	2007-01-12	800.00	800.0000	2,400.00
MARAVILLA 6	010081407	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	975.9268	3,000.00
MARAVILLA 7	010081507	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 8	010081607	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 9	010081707	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 10	010082007	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 12	010088007	Carlos Armando Ballon Barraza	2007-01-17	800.00	800.0000	2,400.00
MARAVILLA 13	010088107	Carlos Armando Ballon Barraza	2007-01-17	900.00	900.0000	2,700.00
MARAVILLA 14	010088207	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 15	010088307	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 16	010088407	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 17	010088507	Carlos Armando Ballon Barraza	2007-01-17	800.00	800.0000	2,400.00
MARAVILLA 18	010206207	Carlos Armando Ballon Barraza	2007-08-01	1,000.00	907.7881	3,000.00
PAMINA	010173707	Natalia RodrIguez Chang	2007-03-08	1,000.00	1,000.0000	3,000.00
VICMARAMA 1	010456306	Victor Marino Alvaro Martinez	2006-10-27	400.00	400.0000	1,200.00
VICMARAMA 10	010454906	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 11	010454806	Victor Marino Alvaro Martinez	2006-10-27	900.00	900.0000	2,700.00
VICMARAMA 13	010455106	Victor Marino Alvaro Martinez	2006-10-27	900.00	808.8825	2,700.00
VICMARAMA 14	010456006	Victor Marino Alvaro Martinez	2006-10-27	800.00	674.6809	2,400.00
VICMARAMA 15	010456206	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 16	010455606	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	967.0231	3,000.00
VICMARAMA 17	010460206	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00

VICMARAMA 2	010455906	Victor Marino Alvaro Martinez	2006-10-27	900.00	815.0201	2,700.00
VICMARAMA 3	010455406	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 4	010455206	Victor Marino Alvaro Martinez	2006-10-27	800.00	800.0000	2,400.00
VICMARAMA 5	010455706	Victor Marino Alvaro Martinez	2006-10-27	800.00	792.4142	2,400.00
VICMARAMA 6	010455506	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 8	010456106	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 9	010455806	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
			Mineral Claims	56,000.00	54,762.5151	168,000.00

Mining Concession	Record No	Title Holder	Date Issued	Gross Area (ha)	Net Area (ha)	Taxes (US $)
APU	010211695	Compania Minera Afrodita S.A.	1995-01-02	8.75	8.7500	26.25
CAMPANA 1	010056393	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
CAMPANA 2	010056293	Compania Minera Afrodita S.A.	1993-02-15	900.00	900.0000	2,700.00
COMAINA 1	010056193	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
COMAINA 2	010056493	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
COMAINA 3	010064993	Compania Minera Afrodita S.A.	1993-03-30	1,000.00	1,000.0000	3,000.00
HITO	010064793	Compania Minera Afrodita S.A.	1993-03-30	100.00	100.0000	300.00
			Mining Concessions	5,008.75	5,008.75	15,026.25
			Total	61,008.75	59,771 .2651	183,726.25

In Peru, mineral rights are acquired by application; a Mineral Claim is a formal request for a Mining Concession. Claim boundaries are determined by UTM coordinates (PSA 56 datum); there is no requirement to physically mark the boundaries of the claim area. Once granted, the Mining Concession provides the holder the right to explore and exploit mineral resources within the specified concession area. All mining activities (except for work that is reconnaissance in nature) are carried on exclusively through Mining Concessions.

Most of the northern claim block (Lahaina 1-3, Lahaina 17-20, Maravilla 1-4, Maravilla 12-15, Maravilla 17 and Vicmarama 13-17) overlaps the buffer zones of two Protected Natural Areas (Fig. 2). Approval (“favorable technical opinion”) is required from the Natural Resources Institute (INRENA) before a Mining Concession can be granted in these areas. As soon as procedures are completed, Mining Concession titles should be granted to each and every Mineral Claim located outside the Protected Natural Area buffer zones. Those claims located within the protected buffer zone will be subject to restrictions imposed by the Protected Natural Areas Law.

In Peru, ownership of a Mining Concession by a foreign entity within 50 kilometers of the national border is not allowed unless approved by Supreme Decree.

The annual tax on Mineral Concessions is currently US $3.00 per hectare. Based on the present size of property, the annual tax obligation (assuming conversion of all claims to concessions) will be approximately US $184,000 per year. Taxes have to be paid by June 1st of each year.

There have been a number of political events that have impacted this part of Peru in the past. Prior to 1992 no exploration was permitted along the border regions of Peru. In 1992 the mining code was revised to permit mining in the frontier regions and extensive concessions were acquired in the Cordillera del Condor region along the border with Ecuador. In 1995, a border dispute broke out between Peru and Ecuador which was settled with the signing of a peace treaty in 1999. After resolution of the dispute, an approximate 10 km-wide tract of land running along the Peruvian side of the border was given protected status (Ichigkat Muja National Park), partly on ecological grounds and partly for security reasons. Based largely on the current exploration boom and the large number of new projects and important new discoveries that have emerged on the Ecuadorian side of the border but also partly because of the incursion of illegal miners across the border from Ecuador, the southern limit of the park was moved north in late 2006 to a natural divide located at approximate latitude 9597000N (PSA 56) in order to allow exploration companies access to prospective terrain on the Peruvian side of the border. Large tracts of ground (including those parcels optioned by Dorato) were subsequently staked along the border region. The concessions owned by Afrodita predate the border conflict and have remained in good standing since they were issued in 1993-1995.

Although there is considerable mining and exploration activity on the Ecuadorian side of the border and there are a number of roads that service small communities and exploration camps along the border region, there is still virtually no infrastructure on the Peruvian side except for a few small military outposts scattered throughout the region. The closest road to the central part of the Cordillera del Condor property from the Peruvian side is about 150 km to the south. Without direct road access exploration will be logistically challenging and expensive. Future mine development likely will require road access from the Ecuadorian side of the border.

To date, Dorato has obtained no exploration permits. In Peru, approval is required when the proposed exploration may have a significant impact on the environment, people or historical sites.

The writer is not aware of any environmental liabilities to which the property is currently subject. The area, however, is environmentally sensitive and there is a possibility that mine development or future exploration programs may be subject to restrictions or prohibited entirely.

Arbitration Proceedings: Afrodita (and the mineral concessions held by Afrodita) are the subject of a Request for Arbitration submitted by Goldmarca Limited (now Ecometals Limited) to the International Court of Arbitration on October 23rd, 2007. The Request for Arbitration relates to 24-month, option-to-purchase agreement entered into by the parties on May 5th, 2006 whereby Goldmarca was given the right to acquire 100% of the outstanding shares of Afrodita by making payments totalling US $250,000 and paying US $6 per ounce of gold based on a calculation of the inferred mineral resource which was to be determined after the completion of a 3,000 meter diamond drill program which was to be undertaken and completed by Goldmarca within 6 months of the date of execution of the agreement. The agreement includes other terms and conditions which are standard for agreements of this nature.

On March June 4th, 2007, Afrodita sent Goldmarca a notarial letter invoking the event of default with respect to Goldmarca’s obligations under the agreement and its decision to terminate the agreement. On June 6th, 2007, Goldmarca informed Afrodita that they disagree with the alleged default and of their intention to submit the controversy to arbitration. Afrodita received formal notice of the Request for Arbitration on October 26th, 2007. Afrodita has answered the Request for Arbitration, denying all the allegations made by Goldmarca and has asked the Court to dismiss the case. A ruling by the Arbitration Court is pending.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The claim areas occur near the western edge of the Amazon basin and extend along the easterly- to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Ecuador and Peru. The climate is tropical with warm humid days being the norm. Vegetation is dense and typical of a tropical rain forest. Relief is moderate to steep over most of the property with numerous deeply incised streams and rivers with frequent narrow, steep canyons. Elevations range from slightly less than 600 meters to about 1800 meters above sea level. Rainfall is abundant, particularly during the rainy season between November and March.

Access to the claims from the Peruvian side is difficult; the nearest road is located on the west side of Rio Chinchipe, situated about 100 km south of the southern most point on the property. There are a number of small military outposts within the claim area serviced by helicopter and/or small airstrips.

Access from the Ecuadorian side is easier. There are a number of roads that service small villages and mining camps located along the border region. From these locations there are numerous trails leading into Peru that are commonly used by illegal artisanal miners.

There are essentially no support facilities along the border region adjacent to the Cordillera del Condor property. The nearest town with basic support facilities is Terra Heroica, located about 14 km to the west. The nearest major center with all service facilities is the city of Loja, Ecuador, located roughly 70 km to the west.

History

Historically, the Cordillera del Condor region was one of the most important gold-bearing areas in Ecuador. Alluvial gold deposits were exploited by the Incas and later by the Spanish conquistadors and colonials for centuries. During the late 16th to early 17th century total gold production from the district reportedly exceeded 100,000 oz per year. There are numerous historical references to alluvial gold deposits on both sides of the border.

In modern times, the first significant discovery in the region occurred in 1981 when Ecuadorian prospectors discovered bonanza-grade gold mineralization in old Inca workings at Nambija near the town of Zamora (see Figures 1 & 5). A stampede of miners ensued. Although accurate records were not kept, some accounts estimate that more than 1 million ounces of gold was recovered in less than 10 years by up to 10,000 miners using primitive mining methods (McKelvey, 1991).

With all of the prospective ground taken up at Nambija, an overflow of Ecuadorian prospectors continued moving eastward and found significant new base metal, silver and lode gold occurrences at Chinapintza, Biche, Pachicutza, El Hito, Santa Bárbara and elsewhere along the border region with Peru (Figure 5). These discoveries attracted the attention of foreign exploration companies who carried out exploration programs on the Ecuadorian side of the border (some supported or joint-ventured by government-owned Minera Condor) starting in the late 1980’s with Prominex U.K. and later others including TVX Gold, Noranda, Teck, RTZ, Billiton S.A., Corriente, Dynasty

Metals, Goldmarca, Valerie Gold, Lateegra Gold and Aurelian Resources. Currently there are a large number of projects under exploration and/or development. The recent announcement by Aurelian Resources of a 43-101 compliant, initial resource estimate of 58.9 million tones grading 7.23 g/t gold (13.7 million ounces) at Fruta del Norte underscores the potential of the region.

Very little exploration has been carried out on the Peruvian side of the border to date. With the changing of the mining law in 1992, Metales Y Finanzas, S.A. (Metalfin), a predecessor of Afrodita acquired a group of concessions adjacent to the Ecuador border between Chinapintza and El Hito and shortly after expanded their holdings to cover an area more than 150 km long along the border region. Metalfin carried out minor preliminary prospecting, mapping and geochemical sampling in the central part of the claim block (northern part of the current Afrodita concessions) in 1993 and early 1994, which is summarized in a report by Francisco Montecinos dated March, 1994. Montecinos describes small-scale gold mining that had been previously carried out on the property by Ecuadorian garimpeiros in the upper reaches of Comaina Creek near the small military outpost of El Tambo located near the Ecuador border.

“Gold mining at the upper Comaina creek has been carried out at intervals by Ecuadorian small miners in a very primitive fashion . So far, only one small mill has been found in the area, exhibiting a rather limited capacity, probably in the order of less than a ton a day production. After the Peruvian Army arrival at the region, gold mining has become almost a piracy operation. Ore is transported by man in 45 kg-sacs over to a mill located at the other side of the border and processed there.”

The veins showings at El Tambo were mapped and sampled by Metalfin in 1993 and 1994. Seventeen main vein structures were identified and sampled in 1993 which returned gold values ranging from less than 1 gram to 45 g/t with an average grade of 10-11 g/t. Montecinos carried out further sampling in 1994 with similar results. Veining and alteration at El Tambo are exposed in a series of surface cuts and adits over an area about 500m x 600m in size located adjacent to the Ecuador border. The vein system appears to be open to the north and east. Individual veins are narrow (<0.1m-1.0m) and hosted by altered quartz porphyry and hydrothermal breccias. Stockwork veining is locally evident. Veins consist of quartz with locally massive pyrite and varying amount of galena, sphalerite and chalcopyrite. The host rock is commonly pyritic and pervasively clay-altered with zones of strong clay-sericite-pyrite alteration adjacent to veins. The hydrothermal breccias, which appear to predate veining, are up to 30 meters wide and contain various types of rock fragments cemented by rock flour, quartz, sulphide and limonite.

Between January 22nd and April 20, 1994, Metalfin expanded upon the work of Montecinos, north and south of the El Tambo area. Work consisted of prospecting, panning and silt sampling (62 samples collected from 23 creeks). Prospecting identified six areas of significant veining and alteration. Silt sampling and panning identified five areas of highly anomalous gold in stream sediments.

No further work was carried out by Metalfin and during the border conflict the concession block was reduced to the original core area and at some point transferred to Afrodita. In 2003 Anglogold Exploraciones Peru S.A.C. (Anglo) optioned the property and carried out an initial exploration program between September, 2003 and March, 2004. Work consisted of detailed mapping and sampling at El Tambo, 154.75 kms of cut grid (500m line spacing), grid and stream channel mapping, a biogeochemical survey (364 fern samples and 360 liana samples collected on a 500 x 500 meter sample grid), stream sediment sampling (387 samples) and rock sampling (323 samples). The area covered by Anglo during the initial survey is outlined on Figure 5.

Five principal gold anomalies were identified by the geochemical surveys (Figure 3: El Tambo, Casa Quemada, Conaima 4, El Conguime and Cobra 1). Mapping at El Tambo was generally consistent with the earlier work by Metalfin and confirmed the presence of numerous polymetallic veins and tectonic-hydrothermal breccias in an east-west corridor approximately 600 meters long and 400 to 500 meters wide. The zone of veining and alteration coincides with a strong gold biogeochemical anomaly that extends off the survey grid area to the west. In total 76 samples were collected by Anglo representing vein, wall rock and Aureole type alteration/mineralization. Thirteen samples of vein material averaged 14.4 g/t Au and 261 g/t Ag. Twenty-six samples of wall rock averaged 1.2 g/t Au and 26 g/t Ag and thirty-seven halo samples averaged 0.1 g/t Au and 6.8 g/t Ag.

The Conaima 4 target appears to be intrusion related and occurs at the contact between granodiorite (Zamora Batholith) and Jurassic sandstone and limestone that is partly altered to garnet-scapolite skarn. There is an association with anomalous gold values in rock and stream sediments and to some extent with a biogeochemical Au/As anomaly. The main area of interest is about 1 km x 2 km in size.

The El Conguime target area occurs adjacent to a small porphyry stock which hosts significant stockwork Cu mineralization on the Ecuadorian side of the border (El Hito prospect). On the Peruvian side, Anglo identified a strong biogeochemical anomaly about 2 x 4 km in size that is supported by stream sediment gold geochemistry (numerous anomalies; two samples returned >1 ppm gold). The main lithologies that underlie the area are Jurassic sediments and volcanics. Pyrite is fairly ubiquitous in amounts up to 15%. In the eastern part of the area a series of barren silicified pyritic ledges and pyritic silica breccias form prominent ridges around the summit of El Conguime peak that appear to be part of an extensive high-level, silica cap zone.

The Cobra 1 target is centered about 2 km northeast of El Tambo and consists of a series of biogeochemical anomalies partly supported by stream and rock gold geochemistry (up to 1.321 ppm Au–sample 18292). The gold data in fern samples suggests the possibility of a major structural intersection. The potential target area was interpreted by Anglo to be about 4 km long.

Casa Quemada is located 1.0 km southeast of El Tambo and is an extension of informale workings from the Ecuadorian side and is picked up by a series of small pits and trenches centered at about 771000E, 95522500N. The showings appear to be similar to those at El Tambo and probably represent a southerly extension of the same mineralizing system.

After completion of the initial program, Anglo carried out a test pit program to evaluate the main geochemical target identified by the Phase I program. The follow-up test pit program was completed in mid to late 2004. In total, 574 rock pit samples were collected over the El Conguime, Cobra 1 and Casa Quemada. No sampling was carried out at Conaima 4 because the concession was inadvertently allowed to lapse and was not recovered.

770000E
780000E
N
9560000N
9550000N
Chinapintza
El Hito
1
2
3
4
5
Legend
Creek
Elevation Contour (200 m interval)
International Border
Concession Boundary
(Dorato Resources)
Limit of 2003 Anglogold
Geochemical Surveys
Anglogold Follow-Up Targets
1 El Tambo
-polymetallic epithermal Au-Ag
2 Casa Quemada
-polymetallic epithermal Au-Ag
3 El Conguime
-porphyry Cu-Au and epithermal Au-Ag
4 Conaima 4
-epithermal Au-Ag, Au skarn
5 Cobra 1
-epithermal Au-Ag
Placer Gold Creek
(Anglogold and Metalfin Surveys)
Interpreted Fault
kilometers
0 1 2
DORATO RESOURCES
Cordillera del Condor Project
Fig 3 Exploration Targets
Afrodita Concessions

At El Conguime, extensive pitting was carried out east of the porphyry plug over a vertical range of 800 meters. Pitting exposed carbonate-altered diorite, hornfels and variable pyritized andesitic volcanics. Strong stream sediment gold anomalies were confirmed by panning but were thought to represent saprolitic enrichment. Only two samples returned >1 ppm gold; both were obtained from narrow, sulphide-rich veins. Overall, there are a few scattered isolated anomalous areas for Ag, As, Mo and Pb. Cu and Zn form larger more coherent anomalies.

At Cobra 1, test pitting confirmed the presence of a series of north-south structures with isolated, elevated gold values, which correlate well with gold panning results. The area is underlain principally by altered (pyrite-quartz-clay) intrusive which locally has an oxidized silica-rich leached cap which locally carries visible gold (Line 21, 2750E). Gold mineralization appears to be largely controlled by discrete structures. Anomalous gold values are associated with anomalous As, Sb, Pb and Zn.

Photo of rock pit (L21, 2750E - Cobra 1 target) completed during Phase I exploration work by Anglogold Exploraciones Peru S.A. C. on the Afrodita concessions in 2004 (Anglo report, Feb 28/05)

Test pitting at Casa Quemada exposed pyritic, clay-altered volcaniclastic rocks. Geochemically, the zone is defined by anomalous values in Au, Ag, As, Cu, Pb, and Zn. Exposed mineralization is similar to that at El Tambo.

Recommendations for a 1000-meter diamond drill program (8 holes) to evaluate the El Tambo mineralization at depth was included in the final report by Anglo but this work was never carried out and the option on the Afrodita property was dropped.

In a news release dated March 27, 2007 Goldmarca Limited announced that it was mobilizing 2 drill rigs onto the Afrodita ground to initiate a 1500 meter drill program at El Tambo pursuant to an option-to-purchase agreement between Goldmarca and Afrodita dated May 5th, 2006. There were no follow-up progress reports and it appears the program was never carried out. Financial reports released by Goldmarca indicate that to the end of September, 2007, the company incurred expenditures totally $346,290 on the property. Approximately $35,000 is recorded as exploration expenditures (professional, consulting, geological, geophysical) with the balance reported principally as acquisition costs. The precise nature or results of the work completed by Goldmarca have not been made public.

Geological Setting

The regional geological setting of Ecuador and northern Peru is shown in Figure 4. This area is comprised of three main physiographic regions: Costa on the west, the Sierra (central Andes) and Oriente on the east. The Costa occurs west of the Andes along the coastal plains and is underlain by young, locally derived sediments with inliers of older accreted volcanic terrain. The Sierra includes two parallel mountain ranges; Cordillera Occidental on the west, which is mostly underlain by Cretaceous marine volcanics and sediments cut by young intrusives and Cordillera Real on the east, underlain by deformed metamorphic rocks. The Cordillera Occidental and Cordillera Real are separated by a high plateau region underlain by Tertiary to Recent volcanics.

The Oriente consists of a foreland basin of flat-lying Late Triassic to Tertiary strata along the east side and the Subandean zone on the west. The Subandean zone is a fold-thrust belt which includes the Cordillera de Cutucu and Cordillera del Condor frontal uplifts (Fig. 4). The Subandean zone contains remnants of an Early Mesozoic rift system; a series of grabens formed within a complex system of northerly-trending curvilinear normal faults (mainly downdropped to the west) that terminate against or merge with northeast-trending, strike-slip faults. During the Early to Middle Jurassic, these rift basins were in-filled by shallow-marine to epicontinental sediments (Santiago, Chapiza and Suarez Formations) and arc-type, andesitic to basaltic volcanics and volcaniclastics (Misahualli Formation) and subsequently intruded by Middle to Late Jurassic granitic rocks (Zamora, Abitagua and Cuchilla Batholiths). The Jurassic intrusives and Jurassic volcanic-sedimentary sequence are interpreted as remnants of a calc-alkaline volcanoplutonic arc that formed along an Andean-type continental margin.

Following a period of extensive erosion, the Jurassic units were covered by epicontinental sandstones and quartzite of the Lower Cretaceous Hollin Formation. Overlying marine mudstone and limestone of the Napo Formation were deposited during a period of back-arc extension in the late Lower to Upper Cretaceous. The Cordillera del Condor and Cordillera de Cutucu uplifts formed during a period of compression related to renewed collision along the northern Andean margin during late Upper Cretaceous to Early Tertiary.

78°W
N
Columbia
0°
0°
Quito
Cordillera Occidental
Sierra
Costa
Ecuador
Oriente
Pacific Ocean
Guayaquil
Cordillera de Cutucu
Cordillera Real
Loja
Cordillera del Condor
Dorato Properties
Peru
Zamora Batholith
Peru
Piura
Tertiary to Recent Sediments
Tertiary to Recent Volcanics
Cretaceous to Tertiary I-type Intrusions
Acreted Island Arc, Ocean Floor and Marine Sedimentary Rocks
Triassic to Cretaceous Volcanic and Sedimentary Rocks
Jurassic I-type Intrusions
Paleozoic to Cretaceous Metamorphic Rocks
0
200 km

Fig 4 Simplified Geology of Ecuador and Northern Peru

The Cordillera del Condor property occurs along the eastern edge of the Cordillera del Condor uplift between approximate latitudes 3º 37' S & 4º 21' S. The geology of the area and location of the concession blocks are shown in Figure 5 at a scale of 1:500,000. The geology is a compilation based on available government maps and recent work carried out by exploration companies in the area, which is made available on their web sites. The geology in the area of the Afrodita concession is based largely on the work carried out by Anglo in 2003-2004 with the addition of some structural interpretation by the author.

The Southern claim block is underlain by a complex package of metamorphic, volcanic, sedimentary and intrusive rocks ranging in age from Precambrian to Lower Tertiary. A series of deformed Precambrian schists, phyllites and gneisses underlie a large area (+50 km²) in the southern part of the claim area in what is interpreted to be large fault-bounded block of preserved basement beneath a former (eroded) Mesozoic graben. A sliver of similar Precambrian basement is preserved in the southern part of the Afrodita concession block to the north where it is overlain by a thick section of Jurassic volcanic and sedimentary rocks preserved in a well-defined fault corridor (discussed below) that extends north through Aurelian Resources Fruta del Norte gold deposit and the Corriente copper belt (Fig 5). On the Afrodita concession, the Jurassic section is composed of a lower sedimentary sequence (Chapiza Formation) consisting of impure ferruginous sandstones, quartzitic sandstone (locally pyrite-rich), massive quartzite and limestone which is conformably overlain by interbedded andesitic tuffs, volcaniclastics and andesitic to basaltic flows of the Misahualli Formation. Limestones of the Chapiza Formation are locally skarnified.

Intrusive rocks of the Zamora Batholith underlie about 60% of the southern claim block. The batholith is comprised of I-type granitic rocks that include early more mafic varieties (hornblendebiotite granodiorites, diorites, and quartz diorites) and later, more differentiated felsic varieties (quartz monzonitic to granitic). Rb/Sr age dating indicates the main phase of intrusive activity occurred during the Middle Jurassic (170-190 Ma) with a later porphyry-related phase (Corriente intrusions) in the upper part of the Late Jurassic (144-150 Ma).

The Chinapintza area and northwest part of the Afrodita concession block are underlain by Cretaceous rhyolitic to dacitic tuffs and breccia intruded by synvolcanic quartz-feldspar porphyries. This intrusive-extrusive volcanic complex is exposed over an area of about 16 km² in a belt that is about 10 km long and 2 to 4 km wide (Fig 5). The volcanics and intrusives generally are pervasively altered (illite +/- sericite-quartz-pyrite). The core area contains numerous high-grade polymetallic Au-Ag veins and mineralized breccia pipes. K-Ar ages on micas from dykes indicate an age of 96 +/- 10 Ma. The emplacement of the Chinapintz porphyry intrusions appears to be associated with a reactivation of earlier faults during the period of back-arc extension in the region that occurred in the late Lower to Upper Cretaceous.

The geology of the northern claim block is poorly known. The only source of information is from large-scale regional government maps. The area is mapped as being mainly underlain by the Zamora Batholith which intrudes flat-lying carbonates and shales of the Trias sic Pucará Group (part of the foreland basin) along the eastern margin of the claim area. Younger sandstones of the Cretaceous Hollin Formation unconformably overlie the older rock units in places.

750000
760000
770000
780000
790000
800000
9600000
9590000
9580000
9570000
9560000
9550000
9540000
9530000
9520000
N
Mirador Norte
(217 MT @ 0.51% Cu,
0.09 g/t Au)
Mirador
(673 MT @ 0.58% Cu,
0.18 g/t Au)
El Pangui
Pv - 12 de Enero
Jimenes Banda
Los Encuentros
Fruta del Norte
(13.7 million oz Au
@ 7.23 g/t Au)
Bonza-Las Penas
(517,000 oz Au
@ 1.07 g/t Au)
Pv - Cap. Ponce
DIAPIR
Terra Heroica
Pv - Falsa Paqui
Chinapintza
District
Pv - 4 B
Pv - 4 Nuevo
La Wintza
Mayaicu
La Punta
Nambija Gold
Skarns
Jerusalem
(1.3 million oz Au
@ 11.9 g/t Au)
El Hito
Surmi
Santa Barbara
Pv - Comaina
Napintza
Nayumbi
Puesto Llave
Pv - Teniente Nu
(ECUADOR)
(PERU)
Legend
Creek
Elevation Contour (200 m interval)
Road
International Border
Concession Boundary
(Dorato Resources)
Limit of 2003 Anglogold
Geochemical Surveys
Fault
Geologic Contact
Town or Village
Military Outpost
Gold Deposit/District
Gold Prospect
Porphyry Cu-Au Deposit
Porphyry Cu-Au Prospect
Anglogold Targets (Afrodita Concessions)
1 El Tambo
2 Casa Quemada
3 El Conguime
4 Conaima 4
5 Cobra 1
STRATIGRAPHY
Cretaceous
Hollin Formation
Suarez Formation
Misahualli Formation
Chapiza Unit
Piuntza Group
Triassic Jurassic
Mesozoic
Precambrian
Metamorphic Unit
Chinapintza Intrusive/Extrusive
Complex
Zamora Batholith Late Phase Porphyries:
related to porphyry copper mineralization
Zamora Batholith Main Phase
Oriente Group
Sarayaquillo Formation
Oyotún Formation
Pucará Group
Tonalite/
Granodiorite
Phyllites, Schists, Gneisses
0 2 4 6 km
Scale: 1:250,000
Datum: PSA 56
DORATO RESOURCES
Cordillera del Condor Project
Fig 5 Property Geology

The region is cut by numerous faults; there appear to be four main sets (N-NNE, ENE, WNW & NW). The dominant structural feature in the region is a north to north-northeast trending fault corridor, somewhat curvilinear in form, that has down-dropped and preserved remnants of the Jurassic volcanic-sedimentary sequence along a section that is about 60 km long and up to 8 km wide (Fig 5). This corridor is part an Early Mesozoic magmatic arc-rift system that has been active (reactivated) over long period of time.

Deposit Types

The Cordillera del Condor region contains four general deposit types which include:

Aurelian-type epithermal gold-silver mineralization: Aurelian Resources has a large number of concession blocks located along the Ecuadorian side of the border which partly adjoin Dorato’s concession blocks to the west. The main Aurelian block extends north of Chinapintza and encompasses their two main projects, Fruta del Norte (FDN) and Bonza-Las Penas (BLP). On October 4, 2007, Aurelian announced a 43-101 compliant initial inferred resource estimate by Micron International Limited for FDN of 58.9 million tonnes at an average grade of 7.23 g/t gold and 11.8 g/t silver (13.7 million oz Au, 22.4 million oz Ag)*. Earlier (December, 2005), the company released a similar report placing the initial inferred resource estimate for BLP at 15,030,000 million tonnes @ 1.07 g/t gold and 11.6 g/t silver (517,000 ounces of gold and 5,605,500 ounces of silver). Advanced exploration is continuing on both projects. On November 29, 2007, Aurelian announced follow-up drill results for FDN which included intersects of 216.6 m grading 12.85 g/t gold from infill drilling on the main zone and 13.5 m grading 16.86 g/t gold in step-out drilling to the south. In addition to the two main gold projects, Aurelian has identified more than 30 gold targets and 12 high priority porphyry copper prospects in the district (source: Aurelian Resources web site).

FDN is a blind deposit discovered by Aurelian in 2006 while drill testing a high-level silica alteration zone associated with anomalous As, Sb, Hg +/- Au. The deposit occurs beneath >200 m of sedimentary cover (Suarez Formation) and is largely hosted by Misahualli andesitic volcanics (Fig 7). The deposit occurs in the northeast margin of an Early Mesozoic extensional basin that is approximately 8km x 2km in size. Mineralization was contemporaneous with development of the basin with compelling evidence that the deposit formed both before and during the deposition of the overlying sedimentary cover (Sillitoe, Feb., 2007).

The FDN deposit is classified as an intermediate-sulphidation epithermal Au-Ag type. The main part of the deposit, is characterized by an intense zone of Mn-bearing stockwork veining and brecciation which contains multiple generations of cruciform quartz-calcite-rhodochrosite-adularia veins and veinlets with pyrite and marcasite and subordinate base metal sulphides in a zone up to 125 m wide and more than 400 m long. Alteration consists of proximal silicification within a broad illite alteration zone that diminishes outward to a propylitic alteration zone. The basal part of the Suarez Formation is pervasively silicified with locally well-preserved sinter deposits. Pyrite and marcasite are present in the silicified cap in amounts up to 30%.

*Cautionary Note: Mineral resource estimates are not mineral reserves and do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. In addition, inferred resource estimates are considered too speculative geologically to have economic considerations applied to them.

Fig.6 Type Section Through The FDN Deposit (from Hennessey, B.T. et al, November 15, 2007)

Nambija gold skarns: More than 1.0 million ounces of high-grade gold mineralization (+30 g/t) was mined near the town of Zamora at Nambija (Fig 5) over a period of about 10 years (McKelvey, 1991). Mining was carried out in a primitive fashion by 100’s of garimpeiro miners with no assays for grade control. Material was essentially selected by the ability to see or pan gold from rocks exposed at the face of the tunnels.

Mineralization at Nambija occurs in tectonic and intrusive breccias, veins and shear zones that cut a complex skarn/hornfels assemblage located within an Upper Triassic sedimentary-volcanic roof pendant (Piuntza Group) intruded by alkalic phases of the Zamora Batholith. Mining was focused on about 30 separate areas along a linear trend, which suggests a strong structural control. Mineralization consists of mainly coarse free gold with chalcopyrite, sphalerite, galena, specularite, barite, pyrite & arsenopyrite. Silver values are generally low (< 3 ppm). Alteration minerals include garnet, chlorite (retrograde), calcite, rhodochrosite, epidote, actinolite, Kspar, apatite, quartz and clay. Mining was carried out over a vertical range of about 400 meters.

Corriente Porphyry Belt: The Corriente porphyry belt contains four main porphyry deposits and a number prospects in a belt about 100 km long. Mirador and Mirador Norte, located in the southern part of the trend (Fig 5) have a combined total resource estimated at about 890 million tonnes averaging 0.5 6% Cu and 0.16 g/t Au. San Carlos and Panantza, located about 40 km north of Mirador contain a combined total resource estimated at 1.063 billion tonnes @ 0.62% Cu*.

The deposits are classic calc-alkaline porphyries which are related to the emplacement of late-stage, granodiorite to monzogranitic phases of the Zamora Batholith. The deposits contain a potas sic core (Kspar-biotite) variably overprinted by phyllic and advanced alteration that grades outward to a pyritic propylitic alteration halo. Copper grades of >0.2% are restricted to the potassic core. Mineralization consists of pyrite>chalcopyrite stockwork mineralization with local thin layers of supergene chalcocite enrichment. The deposits contain appreciable molybdenum (60-250 ppm) and locally gold.

The deposits occur at major fault intersections within a north-trending fault corridor. This is the same fault corridor that extends through the FDN and BLP deposits and continues south through the Afrodita concession block (Fig 5).

El Hito and Santa Barbara are two significant porphyry systems located south of Chinapintza. The deposits have not been dated but are probably the same age as the Corriente porphyries. El Hito is situated on the Peruvian border about 5 km south of Chinapintza (Fig 5); the Afrodita concessions cover the eastern part of the system. At El Hito, weak copper mineralization occurs in a quartz diorite to granodiorite stock that has intruded Misahualli andesites. There are several phases of stockwork veining associated with a central sericite-pyrite-clay alteration zone that grades outward to a propylitic halo. Mineralization in the inner core assays 0.1-0.3% Cu with spot values of up to 0.92% Cu. The porphyry system is about 2 km in diameter. In 2000, Valerie Gold drilled four core holes in the central part of the deposit on the Ecuadorian side which returned intersections up to 300 meters long grading about 0.3% Cu with minor gold (Mullens, 2003).

Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito. TVX Gold discovered the deposit in the mid to late 1990’s. The property was optioned to Valerie Gold (along with El Hito) in 1999 and later acquired by Goldmarca Resources. Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics. The deposit contains an inner phyllic-argillic-copper core with elevated levels of zinc and gold surrounded by a pyrite-propylite alteration halo. Results of trenching and drilling indicate an Inferred Resource of >800,000 oz Au (26 million tonnes @ approximately 1 g/t Au, 0.12% Cu (source: 43-101 independent report for Goldmarca Resources completed in 2004).

* Resource estimates for Mirador, Mirador Norte, San Carlos and Panantza are 43-101 compliant and available at www.corriente.com

Photo of Santa Barbara core, porphyry stockwork zone (Anglo report, Feb 28/05)

Chinapintza Epithermal Au-Ag-Zn-Pb-Cu Veins and Breccia Pipes: The Chinapintza area (also referred to as the Pachicutza district) is underlain by a intensely altered and mineralized dacitic to rhyolitic porphyries, breccia pipes and associated felsic volcanic tuffs and flows that cover an area of about 16 km² straddling the border with Peru (Fig 5). The subvolcanic intrusive complex was emplaced in sheared basement intrusives and schists along the western edge of a graben infilled with Lower Jurassic volcanics and sediments. The age of the complex is uncertain but limited potassium-argon age dating suggests an upper Lower to Middle Cretaceous age.

The main prospects include Santore, Tres Cemitos, Yaguarzingo, Chinapintz, Pangui and Viche which are centered on the small mining community of Chinapintza, Ecuador, located just across the border from Peru. At Chinapintza and Viche a cluster of breccia pipes have been identified (San José, Pangui, Buena Esperanza, Los Cuyes) which carry disseminated mineralization and are cut by quartz-sulphide veins. Vein swarms and stockwork zones are developed around the pipes over an area 2.5 x 1.0 km in size. Porous acid tuffs adjacent to and overlying the pipes are pervasively mineralized with disseminated to semimassive pyrite.

The veins appear to largely post-date the breccia pipes and generally are considerably higher grade. The veins consist of massive to semimassive pyrite with variable amounts of quartz, native gold, electrum and base metals (Zn>Cu>Pb). Veins vary from <20 cm to occasionally more than 2.0 m in width. Gold grades range from less than 5 grams to more than 60 grams per tonne with an overall average of about 15 g/t. Wall rock alteration is extensive and characterized by illitesericite +/- quartz with a peripheral halo of illite-chlorite.

The surficial oxidized portions of the veins and stockwork zones have been extensively mined by informales who are believed to have recovered between 10 and 80 g/t gold/tonne to a depth of 5 to 10 meters. There are currently estimated to be more than 200 small-scale, independent miners working the area, some of which are mining the deeper, unoxidized portions of the deposits.

The earliest systematic exploration work in the area by was carried out by Prominex U.K. (1980), followed by TVX Gold, Noranda and Teck among others and most recently by Dynasty Metals and Ecometals Limited (formerly Goldmarca Ltd). Dynasty’s has carried out extensive drilling on their Jerusalem property located near the western edge of the Chinapintza complex. Mineralization is hosted in a swarm of north to northwest-trending veins along the western edge of a subvolcanic porphyry stock. A recent 43-101 compliant report released by Dynasty places the combined measured, indicated and inferred resource for Jerusalem at 3,393,000 tonnes grading approximately 12.0 g/t Au (1.3 million ounces) and 95 g/t Ag (10.7 million ounces).

Ecometals has a large block of ground east of Dynasty and has been evaluating some of the original prospects in and around Chinapintza. Ecometals have placed the combined resource for various veins, the Los Cuyes breccia and San José breccia at approximately 4.5 million tonnes @ 2.9 g/t gold (420,000 oz).

Typical small mines operated by informal miners “informales” at Chinapintza.

Mineralization and Alteration

The southern and eastern parts of Dorato’s southern claim block (Lahaina 12-16, Lahaina 22-28, Maravilla 6-10, Vicmarama 1-6, Micmarama 8-11 and Pamina concessions) and the entire northern claim block are essentially virgin ground. Apart from coarse-scale regional government mapping programs, there is no documentation of any prior surveys or exploration work having been carried out in these areas.

Exploration work by Anglo on the Afrodita block established significant mineralization and/or alteration at El Tambo, Casa Quemada, Conaima 4, El Conguime and Cobra 1.

El Tambo and Casa Quemada:

El Tambo and Casa Camada are extensions of the Chinapintza mineralized belt across the border into Peru. The Chinapintza intrusive-extrusive complex underlies about 10 km² of the Afrodita concession area. At El Tambo veining and alteration are widespread over an area at least 500 x 600 meters in size (Fig 7). Soil and thick vegetation cover possible extensions of the zone to the northeast and south.

The veins at El Tambo are the same as those at Chinapintza and consist of quartz heavily impregnated with pyrite plus variable amounts of base metal sulphides. Most of the veins are less than 0.3 m but locally are up to 1.0 m wide. Stockwork veining and swarms of thin anastomosing veinlets often occur parallel to the main vein sets. Wall rock alteration consists of intense illitesericite-pyrite +/- quartz which grades outward to illite-chlorite. The dominant vein directions are NE and ESE with moderate to steep southerly dips. Zones of hydrothermal and tectonic breccia were mapped by Metalfin and Anglo but there are discrepancies regarding locations, number and sizes of the bodies. The author examined one of the breccia bodies during the property visit (Fig 7). The breccia is pipe-like and exposed over an area about 40m x 20m. The breccia is heterolithic and contains well-rounded clasts of mainly quartzite and volcanics but also locally clasts of rounded vein-quartz and rounded massive sulphide (mainly pyrite). The breccia is dark grey (manganiferous), strongly pyritic (semimassive in places) and cut by epithermal quartz veins and veinlets although in general the overall vein density is low.

A strongly fractured, sheared and brecciated quartzite was mapped by Anglo along the southern edge of the El Tambo zone. Descriptions are rather vague but the zone reportedly is altered and mineralized. It is bounded by two faults, which trend ESE (subparallel to one of the main vein sets). The quartzite body is about 50m wide, 550m long and has not been closed off to the east (see Fig 7).

Most of the veins were extensively sampled by Metalfin in 1993 and 1994 which returned gold values ranging from less than 1 gram to 45 g/T with an average grade of 10-11 g/t. In 2003 and 2004, Anglogold resampled some of the veins and analysed a broad suite of samples of various types of wall rock and peripheral, halo-type alteration and mineralization. The results of the Anglo sampling are presented in Tables 2 to 4.

Placer Au
770800E
9553700N
9553200N
DDH-1
DDH-2
DDH-3
DDH-4
DDH-5
DDH-6
DDH-7
DDH-8
CC-1
CC-2
CC-3
CC-4
CC-5
CC-6
CC-7
CC-8
CC-9
Tambo Outpost
Placer Au
Legend
creek
border
access trail
main vein stucture
quartz vein/veinlets
prospect pit, adit, trench
area of bedrock exposures
proposed Drill Hole (Anglogold, 2005)
CC-9 sample location (G. Belik, 2007)
sheared, brecciated quartzite
hydrothermal breccia
0
100
200 m
DORATO RESOURCES
Cordillera del Condor Project
Fig 7 Simplified Sketch
El Tambo

Table 2: El Tambo Vein Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17593	9560	142	4970	10000	10000	880	44
17595	7960	157	1220	10000	10000	1640	18
17596	41670	149	1970	10000	10000	603	30
17598	49020	2172	10000	10000	10000	6220	37
18202	9100	126	777	10000	10000	880	58
18209	10540	54	1590	1590	320	294	5
18216	12290	201	5130	10000	10000	609	58
18218	34960	149	1130	10000	10000	910	108
18222	282	79	513	478	713	160	12
18223	2854	33	272	5900	138	233	32
15485	1562	39	2610	988	10000	320	6
15498	383	4	59	126	844	11	1
15802	6910	89	658	10000	10000	568	61
Average	14392	261

Table 3: El Tambo Wall Rock Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17591	502	20	2300	1370	814	131	5
17592	799	31	321	1650	1800	176	5
17594	311	16	195	1440	1730	154	9
17597	3027	69	2060	4980	10000	361	5
18203	414	6	91	3460	840	127	7
18204	189	34	556	1190	1900	257	6
18205	103	17	474	678	392	88	6
18206	106	5	66	459	38	68	6
18207	137	2	109	247	32	71	3
18208	113	1	61	408	99	38	3
18210	750	15	929	5460	4940	180	6
18211	999	24	109	167	30	58	6
18217	104	3	180	985	191	119	6
18219	3722	117	388	10000	10000	1130	48
18220	554	41	220	6600	10000	464	17
18221	7870	58	612	10000	10000	740	45
18224	3131	47	592	2570	3810	243	13
18226	6420	108	1310	10000	10000	389	57
15486	393	4	72	555	1710	50	1
15487	373	3	255	284	3180	15	2
15488	806	3	205	319	3160	25	2
15499	261	2	31	55	142	19	2
15801	128	19	73	2720	3300	62	13
15803	176	12	87	3670	2620	132	11
15837	252	5	145	5020	188	215	6
15838	163	15	406	1170	207	173	8
Average	1223	26

Table 4: El Tambo Aureole Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb(ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17581	206	4.6	141	668	33	68
17582	151	3.3	184	875	111	12
17583	189	2.3	134	327	40	27
17584	71	6.5	98	306	76	112
17585	203	38.4	576	474	9650	91
17586	51	2.1	80	99	36	26
17587	18	1.7	53	97	50	11
17588	24	2.6	83	115	93	19
17589	58	4.5	44	218	28	28
17590	33	4.3	39	101	23	23
17599	177	14.3	548	213	927	66
18201	22	4.8	121	883	165	75
18229	12	4.0	150	356	109	260
18230	55	1.0	92	831	33	86
15490	64	1.0	25	128	155	28
15491	83	1.5	29	92	119	61
15492	96	3.1	65	198	505	47
15493	37	0.7	17	24	572	17
15494	46	0.2	63	33	79	24
15495	86	0.7	93	55	358	5
15496	85	3.4	72	251	1170	134
14771	890	6.1	86	415	736	156
14772	38	3.0	68	133	81	58
14776	50	2.5	52	205	373	59
14777	53	11.9	330	118	177	118
15696	21	3.6	94	371	64	19
15697	70	11.5	1080	54	85	41
15698	33	8.9	199	101	176	57
15699	47	7.6	124	85	126	194
15804	77	26.8	743	142	218	70
15805	44	13.2	265	154	128	87
15806	152	18.1	672	144	238	320
15807	14	3.0	217	34	240	23
15808	63	8.6	224	715	117	84
15809	24	4.7	114	98	40	45
15839	64	20.4	1070	514	420	63
15840	162	2.0	94	584	2120	14
Average	96	6.9

Vein samples collected by Anglo averaged 14.4 g/t Au and 261 g/t Ag which correlate well with the results obtained by Metalfin. Vein mineralization contains significant base metals (Pb=Zn>Cu) and anomalous levels of As and Sb. Twenty-six samples of wall rock averaged 1.2 g/t Au and 26 g/t Ag and thirty-seven halo samples averaged 0.1 g/t Au and 6.8 g/t Ag.

Table 5 is a list of samples collected by Anglo from the quartzite breccia. Eleven samples were collected. All returned anomalous gold values ranging from 55 to 5930 ppb with an average value of 1380 ppb (1.38 g/t). Silver averages 17.9 ppm (17.9 g/t). There is a similar association with base metals and anomalous arsenic and to a lesser extent anomalous antimony.

Table 5: El Tambo Quartzite Breccia Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
18212	345	10	404	5930	7610	86	14
18213	218	1	19	212	45	27	1
18214	228	5	38	149	265	38	1
18215	1054	4	136	167	46	674	5
15481	4766	61	1360	6460	7900	423	38
15482	956	36	111	1140	2340	131	4
15483	5930	66	1440	568	4350	60	7
15484	464	5	231	537	621	238	3
15489	1012	1	343	75	61	100	1
15497	156	4	348	87	106	34	2
14774	55	4	586	29	1180	36	2
Average	1380	17.9

View looking north from military outpost at surface cuts and adits in the central part of the El Tambo zone.

The author collected nine character-type samples at El Tambo during the property visit. Sample descriptions and assay results are listed in Appendices D & E. Two samples of vein mineralization (one oxidized, one unoxidized) assayed 4.8 and 4.2 g/t gold and 54.5 and 87.3 g/t Ag. Both vein samples contained anomalous levels of As and Sb. The unoxidized vein sample contained 1024 ppm Cu, >10000 ppm Pb and > 10000 ppm Zn which is consistent with the results obtained by Anglo. Samples of pyritic, manganiferous, hydrothermal breccia collected from two separate locations returned similar results (583/388 ppb Au, 12.1/13.8 ppm Ag, 160/151 ppm Cu, 3491/3811 ppm Pb and 97 16/6014 ppm Zn). The remaining samples were grab samples of weak silicification and clay alteration peripheral to some of the veins; all returned low Au and Ag values.

Casa Quemada is located 1.0 km southeast of El Tambo and has a similar geological setting. A series of old pits and small hand trenches expose veins hosted by clay-altered and pyritized volcaniclastic rocks intruded by a small rhyodacite plug. Fourteen samples of vein and wall rock alteration collected from the showing area by Anglo returned anomalous gold values ranging from 30 ppb to +1000 ppb. Anglo tested the area north of the showings in 2004 with a single E-W line of test pits with negative results.

Conaima 4:

The Conaima 4 target is located about 5 km ESE of El Tambo. The area of interest occurs at the contact between granodiorite of the Zamora Batholith and pyritized ferruginous sandstone and limestone (locally altered to garnet-scapolite skarn) of the Chapiza Formation. Thirteen float and bedrock samples collected by Anglo during their initial 2004 program returned anomalous values for Au, Ag, Cu, Pb, Zn, As, Sn and W (Table 6). There is a positive correlation between Au and Ag, Cu & As and to a lesser extent between Sn & W. There is no consistent pattern between Pb & Zn or Pb & Zn and the other elements. Anglo reported high concentrations of manganese in some of the skarn exposures. Anglo’s primary target model for the Conaima 4 area is an oxidized gold skarn similar to Nambija.

Table 6: Conaima 4 Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sn (ppm)	W (ppm)
15602	11	0.4	37	114	652	7	29	2
15603	2055	2.5	1830	189	934	468	81	11
15604	654	1.0	968	561	217	725	35	2
15605	20	0.5	72	9	49	27	11	3
15606	7	0.5	108	6.9	230	38	104	259
15607	170	21.3	416	176	1510	442	166	15
15608	169	8.3	1390	170	561	48	12.8	4
18285	7	0.1	8	8	174	15	2	2
18286	11	1.4	56	111	870	35	19	1
18287	12	1.7	38	47	207	35	4	1
18288	12	1.2	40	2380	6770	37	6	4
18289	7	0.3	22	303	830	34	3	3
18290	20	0.3	76	18	854	7	3	2

El Conguime:

.

The El Conguime target area occurs adjacent to the El Hito porphyry prospect. Work carried out by Anglo was directed mainly toward evaluating the area along the eastern flank of the El Hito porphyry system on the Peruvian side of the border. The area is underlain by Jurassic volcanics and sediments intruded by small porphyry stocks. The test pit program exposed carbonate-altered diorite, hornfels and variable pyritized andesitic volcanics with weak Cu-Zn mineralization. Only two samples returned >1 ppm gold which were obtained from narrow, sulphide-rich veins.

The work by Anglo has probably ruled out the potential for a near-surface porphyry Cu-Au target, however there is a potential for an Aurelian-type epithermal Au-Ag deposit at depth. In the eastern part of the area a series of barren silicified pyritic ledges and pyritic silica breccias form prominent ridges around the summit of El Conguime peak that appear to be part of an extensive high-level, silica cap zone. This silica cap zone appears to be similar to the high-level silica alteration zone overlying the FDN deposit. The same host rocks (Misahualli volcanics) underlie both areas with essentially the same structural setting (early Mesozoic extensional basins located along a major north-northeast trending fault corridor). A sample of angular silica breccia float collected by Anglo from the area has a geochemical signature (anomalous Au-Ag-As-Sb-Ba) typical of high-level epithermal systems.

El Conguime silicified ledges (Anglo report, May 26/04)

El Conguime silicified ledges in foreground and background (Anglo report, May 26/04)

Sample R-15633, pyritic silica breccia float, El Conguime (Anglo report, May 26/04)

Au: 154 ppb, Ag: 1.83 ppm, Cu: 309 ppm, Pb: 25 ppm, Zn: 21 ppm, As: 170 ppm, Sb: 22 ppm, Ba: 1380 ppm

Cobra 1: The Cobra 1 target was originally identified by the Anglo biogeochemistry and stream sediment surveys which defined an anomalous trend more than 4 km long. A follow-up test-pit program (bedrock sampling below the lateritic soil cover) was carried out along seven east-west lines spaced at 500 m intervals (50 m stations). This coarse sample grid identified a series of quartz-sericite-illite-pyrite alteration zones associated with a series of en-echelon, north to north-northeast trending faults and complex shear zones that cut Mesozoic intrusives, volcanics and sediments over the length of the grid area. Many of the pits bottomed in breccias, gossan, pyritic silicified zones and silica-rich leached cap (with vg in pit L21, 2750E). Alteration zones vary from less than 50 m (single station) to more than 400 m in width. More than 40 of the pits returned anomalous gold values ranging from 30 ppb to more than 1000 ppb that correlate well with the observed alteration.

Exploration

Dorato Resources Inc. has carried out no exploration work on Cordillera del Condor property to date.

Drilling

There are no records of any prior drilling on the property. Anglo appears to have considered an eight-hole drill program at El Tambo (Fig 8) but this work was never carried out.

Mineral Processing and Metallurgical Testing

To the knowledge of the writer, no mineral processing or metallurgical test work has been carried out on Afrodita property to date.

Mineral Resource and Mineral Reserve Estimates

The property is at an early stage of exploration with no prior drilling. A significant resource, if present, has yet to be established.

Sampling Method and Approach

Nine rock samples were collected by the author at El Tambo and submitted for gold and multi-element ICP analyses. Sample locations are plotted on Figure 7 and sample descriptions and results are provided in Appendices D & E.

Samples consisted of representative grab samples of veins, breccia and alteration areas. The primary objectives were to verify earlier results obtained by Anglo and Metalfin from the high-grade vein mineralization and evaluate the breccias and alteration areas away from the main vein zones for their potential for hosting bulk tonnage disseminated mineralization. In the writer’s opinion the sampling program achieved these objectives.

Sample Preparation, Analyses and Security

Care was taken to ensure the integrity and security of each sample. All of the samples were collected by the author and placed in standard sample bags with security tags attached to each bag. The samples remained in the possession of the author on the property and during their transit back to Canada. In Canada, the samples were shipped by Greyhound directly to Acme Analytical Laboratories in Vancouver.

Acme Labs has a quality assurance program that operates according to the International Standards Organization (IOS) guidelines. The laboratory employs a comprehensive quality control program covering both sample preparation and analysis with regular internal audits undertaken to ensure compliance with documentation procedures required by the IOS. Laboratory standards and blanks are run routinely by Acme Labs to ensure quality control and lack of contamination.

Gold and a 36-element package were determined by ICP-MS from a 15 g sample using an aqua regia digestion. The lower detection limit for gold is 0.5 ppb and the upper detection limit is 100 ppm.

Data Verification

All of the assay data was checked against field notes to ensure that there were no unusual inconsistencies between the reported results and field observations. The author is confident in the adequacy of the sample collection, handling, security, preparation and analytical procedures that have been carried out.

Interpretation and Conclusions

The northern part of the Afrodita concession block straddles a large graben infilled with Lower Mesozoic volcanics and sediments locally intruded by the Middle Jurassic Zamora Batholith. The graben is part of a major fault corridor that extends north through Aurelian Resources Fruta del Norte gold-silver deposit and the Corriente copper belt. This corridor is part an Early Mesozoic magmatic arc-rift system that has been active (reactivated) over long period of time and is intimately associated with the main deposits in the district.

Exploration work carried out by Anglo in 2003 and 2004 has identified a number of excellent exploration targets within the Afrodita concession block, none of which have been drill-tested to date. El Tambo and Casa Quemada are clearly extensions of the Chinapintza mineralized belt which hosts significant epithermal polymetallic vein and hydrothermal breccia deposits on the Ecuadorian side of the border including the Jerusalem project of Dynasty Metals. At El Tambo, mineralization occurs in a swarm of anastomosing vein sets, stockwork zones and hydrothermaltectonic breccias that are exposed over an area at least 500 x 600 meters in size. Veins appear to average about 10 to 11 g/t Au over widths of 10cm to 100 cm. The average silver grade is estimated to be at least 100 g/t and combined Cu-Pb-Zn better than 2%.

The primary exploration target at El Tambo is high-grade vein mineralization but there is a significant potential for disseminated mineralization in the hydrothermal breccias, stockwork zones adjacent to veins and in the brecciated quartzite along the southern edge of the target area, which when combined with the higher-grade vein mineralization could produce a larger resource amenable to bulk mining. Due to a lack of continuous exposure in the area, the only practical way of evaluating this potential is by trenching or drilling.

El Conguime and Cobra 1 occur along a definite NNE trend (Fig 3) which is interpreted to be a major fault zone. The primary target at El Conguime is an Aurelian-type epithermal Au-Ag deposit at depth below a high-level silica cap zone exposed along the eastern flank of El Conguime Peak. The only way of evaluating this target is by drilling.

The Cobra 1 target area is more than 4 km long and open along trend to the NNE. The target is defined by a series of sub-parallel faults associated with wide zones of hydrothermal alteration and anomalous gold geochemistry. The target type is an Aurelian-type deposit at or close to the present surface. The work carried out by Anglo was very coarse and preliminary in nature. Further work will be required in order to refine and prioritize targets prior to drilling.

Anglo was unable to carry out any follow-up work on the Conaime 4 target in 2004 because the concession had inadvertently been allowed to lapse. The concession area has been recovered and now forms part of the Afrodita concession block. Conaime 4 is a Nambija-type oxidized skarn target that occurs on interpreted parallel NNE-trending structure (Fig 3). Initial sampling by Anglo returned anomalous Au-Pb-Zn-W-Sn values in manganiferous skarn and ferruginous, carbonaceous sediments adjacent to the Zamora Batholith.

Very little is known about the other claim areas (Lahaina, Maravilla, Vicmarama, Pamina). There has been no detailed mapping or documentation of any prior exploration in these areas. The south blocks appear to cover the projected southerly extension of the fault corridor. Remnants of Jurassic volcanics and sediments have been mapped in the area and a large block of Precambrian metamorphic rocks (Fig 5) appears to represent a fault-bounded slice of basement preserved beneath a former (eroded) Mesozoic graben. Based on this apparent favourable structural setting, the southern block is considered by the author to have an excellent exploration potential.

The northern block is underlain mainly by granitic rocks of the Zamora Batholith and is located some distance off of the main structural trend. The area is assigned a lower priority although an initial assessment of the area is warranted.

Recommendations.

Subject to the resolution of the dispute between Goldmarca and Afrodita and confirmation of Dorato’s legal right to acquire Afrodita and the Mineral Concessions held by Afrodita, a two-phase exploration program estimate to cost US $4,460,000 is recommended for the Cordillera del Condor project which is in the opinion of the author fully justified by the technical merits of the property. Because of difficult terrain and difficult access, which will require the extensive use of helicopters during both phases of the recommended program, exploration costs will be significantly higher than would be expected in road accessible areas in the same region. In addition, due to a greater degree of uncertainty in allowing for unforeseen costs and cost overruns, a 20% contingency allowance has been added to both phase of the program.

Phase I, estimated to cost US $2,354,000, consists of three parts:

1.

An initial helicopter-supported program of reconnaissance mapping, prospecting and stream sediment sampling to evaluate on a first-pass basis the Lahaina, Maravilla, Vicmarama and Pamina concessions.

2.

Detailed mapping and sampling on the El Conguime, Cobra 1 and Conaime 4 targets and detailed mapping and sampling of priority targets identified in other areas by the initial reconnaissance work

3.

3D I.P./resistivity and ground magnetic surveys on El Tambo, El Conguime, Cobra 1, Conaime 4 and other targets of merit identified by the reconnaissance and follow-up work completed in stages 1 and 2. The geophysical surveys will help refine and better define target areas prior to drilling (all of the deposit types in the district are associated with abundant sulphide and commonly contain abundant silica, e.g. FDN, which make I.P./resistivity a logical choice to evaluate target areas).

Phase II, which is contingent upon the results of Phase I, is a 6000 meter initial diamond drill program estimated to cost US $2,106,000. A minimum 14 holes should be drilled to test the El Tambo, El Conguime, Conaima 4 and Cobra 1 targets with a contingency for an additional 10 holes to test other targets developed during Phase I. Drill hole priorities, hole locations and target depths would be determined after the completion of Phase I.

A summary of program content, logistics and projected costs are provided in Appendix A.

G. D. Belik, P.Geo.

January 28, 2008

Appendix A

Estimated Cost of Recommended Program

Estimated Program Costs (US Funds)

Phase I:

1. Camp Construction, Regional Mapping and Sampling

a)

Mobilization and construction of 20-person self-contained camp

$80,000

b)

Phase I Exploration Personnel

Project Manager

-

60 days @ $400/day

$24,000

2 geologists

-

2 x 60 x $350/day

42,000

4 experienced samplers/prospectors

60,000

-

4 x 60 x $250/day

8 local assistants/samplers

24,000

150,000

c. Helicopter Support

Hughes 500 helicopter

-

300 hours @ $1,500/hr

$450,000

-

fuel

50,000

-

mobilization and demobilization

25,000

525,000

d) Camp Operation

-

cooks, food, fuel, maintenance

60,000

e) Assays

-

2000 samples @ $20/sample

40,000

f) Field Equipment

- VHF radios, portable satellite phones, GPS units

field gear, sample bags

20,000

g) Geochemist

-

set up stream sediment sampling program, instruct crews,

-

interpretation of results

10,000

a)

Travel

20,000

b)

Freight

5,000

c)

Project Management, Planning and Preparation

20,000

Subtotal (1)

930,000

2. Preliminary Follow-Up Work on Priority Targets Generated by Stage 1.

The primary objective in Stage 2 would be to do a relatively rapid but thorough initial evaluation of the main priority targets developed by Stage 1. Although it is difficult to forecast the results of Stage 1, there is a high probability that a large number of targets will be generated in both the north and south blocks. Using a number of factors, including geochemistry, host rock characteristics, structure, alteration and mineralization, targets can be priority-rated.

The highest rated targets would be selected for follow-up. Follow-up work at this stage typically might include detailed silt sampling, line cutting, soil sampling, detailed mapping, prospecting and possibly test pitting (by hand) in areas of interest identified by mapping and prospecting. It is anticipated that this work would be carried out by the same personnel used in Phase I, operating out of the same base camp and using the same helicopter for transport and logistical support. Possibly additional local personnel could be added depending on the program requirements for each target area.

At this stage, similar follow-up mapping and sampling would be carried out on the El Conguime, Cobra 1 and Conaime 4 target areas in the Afrodita concession block.

a. Exploration Personnel
Project Manager - 40 days @ $400/day	$16,000
2 geologists - 2 x 40 x $350/day	28,000
4 experienced samplers/prospectors	40,000
- 4 x 40 x $250/day
20 local assistants for line cutting soil sampling, digging test pits	40,000	124,000
b. Helicopter Support Hughes 500 helicopter - 200 hours @ $1,500/hr	$300,000
- fuel	35,000	335,000
c) Camp Operation - cooks, food, fuel, maintenance		40,000
d) Assays - 4000 samples @ $20/sample		80,000
e) Travel		20,000
f) Freight		10,000
g) Project Management, Planning and Preparation		10,000
h) Preparation of Reports and Maps		25,000
	Subtotal (2)	644,000

3. Geophysical Surveys

3D IP/resistivity/magnetic surveys over the 4 main targets identified in 2004 by Anglo Gold in the northern part of the southern claim block (El Tambo, Conguime, Conaima 4 and Cobra 1) with a contingency for additional IP/resistivity/magnetic work on new targets identified by the preliminary reconnaissance work and follow-up work. The surveys will help delineate and refine target areas prior to drilling.

30-day program using two IP crews; staying at the base camp and using a Hughes 500 for logistical support and transportation of crews to and from the properties.

a)	Exploration Personnel
	Project Manager - 30 days @ $400/day	$16,000
	Geophysical Contractor - IP equipment and operators for two crews - 30 x 2 x $1,200/day	72,000
	local assistants for IP crew and line cutting	25,000	113,000
b)	Helicopter Support	$150,000
	Hughes 500 helicopter - 150 hours @ $1,500/hr
	- fuel	25,000	225,000
c)	Camp Operation - cooks, food, fuel, maintenance		30,000
d)	IP crew mobilization and demobilization		10,000
e)	Project Management, Planning and Preparation		10,000
		Subtotal (3)	388,000
		Subtotal Phase I	1,962,000
		Contingency	392,000
		Total Phase I	$2,354,000

Phase II: (initial drill test)

-

minimum 6000-meter NQ diamond drill program (approximately 24 holes)

-

minimum 14 holes to test El Tambo, El Conguime, Conaima 4 and Cobra 1 plus a contingency for 10 additional holes to test other targets developed during Phase I.

Phase IV Budget:

Estimated 2-month program based on using two portable HQ wireline drill rigs capable of helicopter moves.

1.	Direct Drilling
	- 6000 meters @ $1.20		$720,000
2.	Exploration Personnel
	Project Manager
	- 60 days @ $400/day	$24,000
	2 geologists
	- 2 x 60 x $350/day	42,000
	4 assistants/core splitters	24,000	90,000
3.	Helicopter Support
	Hughes 500 helicopter
	- 360 hours @ $1,500/hr	$540,000
	- fuel	60,000	600,000
4.	Construction of Core Racks and Camp Upgrades		40,000
5.	Camp Operation
	- cooks, food, fuel, maintenance		90,000
6.	Preparation of Drill Sites		50,000
7.	Assays
	- 3000 samples @ $20/sample		60,000
8.	Drill Mobilization Demobilization		20,000
9.	Freight		20,000
10.	Travel		20,000
11.	Project Management, Planning and Preparation		20,000
12.	Preparation of Final Reports and Maps		25,000
			1,755,000
		20% contingency	351,000
		Total Phase II	$2,106,000
		Total Phases I & II	$4,460,000

Appendix B

References

References

Coochey, D.V. (1991):

The Pachicutza CEM Joint Venture, Zamora, Ecuador; Resume and Compilation of Results, November 1988 – March 1991.

Dawson, J.M. (2000):

Report on the Mirador/Chancho Property, Zamora Chinchipe Province Ecuador: for Corriente Resources Inc.

Dawson, J.M. (1994):

Report on the Cordillera del Condor Property, Departamento de Amazonas, Peru; for Metales Y Finananzas S.A.

Gendall, I.R. et al (2000):

Discovery of a Jurassic Porphyry Copper Belt, Pangui Area, Southern Ecuador; SEG Newsletter Number 43, October, 2000, pp 7-15.

Graves, G. (1992):

Pachicutza – C.E.M. – Ecuador, Prospect Examination; for Noranda Exploration Company Ltd.,(NPL)

Hennessey, B.T. et al (2007):

A mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora–Chinchipe Province, Ecuador; Nov 15, 2007 report by Micron International Ltd. for Aurelian Resources Inc.

Jahoda, R. (2005):

End of project summary letter; May 06, 2005. Prepared for AnglogoldAshanti Exploration Peru S.A.C.

Jahoda, R. (2005):

Cordillera del Condor Data Compilation; Feb 28, 2005 report for AnglogoldAshanti Exploracion Peru S.A.C.

Jahoda, R. (2005):

Cordillera del Condor Data Compilation; May 26, 2004 report for Anglogold Exploracion Peru S.A.C.

McKelvey, G.E. (1991):

Interest shown in Nambiza gold deposits Zamora province, Ecuador; Dec., 1991 issue of Mining Engineering, pp 1412-1414.

McMillan, R.H. (1995):

Proyecto Cordillera del Condor, Pachicutza, Ecuador.

Montecinos, F. (1994):

Proyecto Cordillera del Condor, Amazonas, Peru; for Metales Y Finananzas S.A.

Mullens, P.J. (2003):

Geological Report on Exploration at the Cordillera del Condor Project, Zamora Chinchipe Province, Southeastern Ecuador; by Ironbark International Ltd. for Aurelian Resources Inc.,

Quispesivana L. &

Geologia de Los Cuadrangulos de Rio Naraime, Rio Machinaza Y

Zarante, H. (1999):

Jimenez Banda; Ingemmet, Republica del Peru, Boletin No 135

Quispesivana L. (1996):

Geologia de Los Cuadrangulos de Puesto Llavey Rio Comaina; Ingemmet, Republica del Peru, Boletin No 64

Sillitoe, R.H. (2007):

Further Comments on Geology and Potential of the Fruta del Norte Epithermal Gold Deposit, Ecuador.

Velasco, P. &

The Mineral Industry of Ecuador; USGS Minerals Yearbook for

Anderson S.T. (2002):

2002, pp 9.1-9.6

Appendix C

Writer’s Certificate

G.BELIK & ASSOCIATES

4471 Furiak Road, Kamloops, B.C., Canada V2H 1L3

Tel: (250) 376-8351

Fax: (250) 376-8351

Email: gbelik@shaw.ca

CERTIFICATE of AUTHOR

I, Gary D. Belik, P.Geo. do hereby certify that:

1.

I am currently self employed as a geological consultant (minerals) with my office located at:

4471 Furiak Road

Kamloops, B.C., Canada V2H 1L3

2.

I graduated with a degree in Bachelor of Science in Geology (honours) from the University of British Columbia in 1970. In addition, I have obtained a degree in Master of Science in Geology from the University of British Columbia in 1974.

3.

I am a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

4.

I am responsible for the preparation of all sections of the technical report titled Report on the Cordillera del Condor Property, Departamento de Amazonas, Peru dated January 28, 2008 (the “Technical Report”) relating to the Cordillera del Condor property. I visited the Cordillera del Condor property on October 25, 2007.

5.

I have worked as a Mineral Exploration Geologist for a number of mining companies and as an independent consultant for a total of 37 years since my graduation from University. I have worked extensively in North America, Mexico and South America on a wide variety of deposit types including those discussed in the Technical Report.

6.

I have read the definition of “qualified person” set out in National Instrument 43-10 1 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-10 1) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th Day of January, 2008.

Seal

Gary D. Belik

Appendix D

Rock Sample Descriptions
(GBCC-1 to 9)

Rock Sample Descriptions

Sample No	Location (PSA 56)	Description
GBCC-1	0770526E	Pyritic, clay-altered wall-rock at adit entrance.
	9553445N	Grab sample
GBCC-2	0770526E	Dump area; grab sample of leached limonitic
	955344 1N	vein quartz material.
GBCC-3	0770584E	Pyritic clay alteration zone. Local quartz veins.
955344 1N
GBCC-4	0770584E	Character sample of dark grey pyritic
	955344 1N	hydrothermal breccia.
GBCC-5	0770608E	Grab sample of dark grey strongly pyritic
	9553445N	hydrothermal breccia; heterolithic clasts.
GBCC-6	0770620E	Friable semimassive pyrite vein in shear zone
	9553461N	trending 65/70S. 0.5 m wide.
GBCC-7	0770456E	Composite sample along trail of strongly clay-
	9553469N	altered pyritic felsic with local qtz veins; numerous small workings.
GBCC-8	07703 57E	Felsic with local silicification +/- veining
	9553493N	moderate clay alteration.
GBCC-9	0770299E	Light grey quartzite float boulders with fine-
	9553498N	grained pyrite.

Appendix E

Assay Certificates (GBCC-1 to 9)

AcmeLabs ACME ANALYTICAL LABORATORIES LTD.
852 E. Hastings St. Vancouver BC V6A 1R6 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client:	**G. Belik & Associates** 4471 Furiak Road Kamloops BC V2H 1L3 Canada
Submitted By:	Gary Belik
Receiving Lab:	Acme Analytical Laboratories (Vancouver) Ltd.
Received:	November 02, 2007
Report Date:	November 27, 2007
Page:	1 of 2

CERTIFICATE OF ANALYSIS VAN07001932.1

CLIENT JOB INFORMATION

Project:	LL-PERU
Shipment ID:	
P.O. Number	
Number of Samples:	9

SAMPLE DISPOSAL

DISP-PLP	Dispose of Pulp After 90 days
DISP-RJT	Dispose of Reject After 90 days

Acme does not accept responsibility for samples left at the laboratory after 90 days without prior written instructions for sample storage or return.

SAMPLE PREPARATION AND ANALYTICAL PROCEDURES

Method Code	Number of Samples	Code Description	Test Wgt (g)	Report Status
R150	9	Crush, split and pulverize rock to 150 mesh		
1DX	9	1:1:1 Aqua Regia digestion ICP-MS analysis	15	Completed

ADDITIONAL COMMENTS

Invoice To: G. Belik & Associates
4471 Furiak Road
Kamloops BC V2H 1L3
Canada

CC:

BRITISH COLUMBIA CERTIFIED ASSAYER
Raymond Chan

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.
All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of analysis only.